[EDENOR LETTERHEAD]

April 23, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Distribution and Marketing Company of the North, Inc. (EDENOR) Registration Statements on Form F-1 (File No. 333-141894), Form F-6 (File No. 333-142068) and Form 8-A

Ladies and Gentlemen:

On behalf of Distribution and Marketing Company of the North, Inc. (the “Registrant”), I hereby request that the effectiveness of the above-captioned Registration Statements be accelerated to 10:00 a.m. on April 25, 2007 or as soon thereafter as practicable.

In connection with this request, the Registrant acknowledges that the disclosure in the Registration Statements is its responsibility. The Registrant represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements and the Registrant asserts that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements.

Very truly yours,

/s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

2

April 23, 2007

Re:	Distribution and Marketing Company of the North, Inc. (EDENOR) Registration Statement on Form F-1 Registration File No. 333-141894

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that (i) the Registration Statement, Form F-1 as filed on April 4, 2007, (ii) Amendment No. 1 to the Registration Statement, filed on April 10, 2007, (ii) Amendment No. 2 to the Registration Statement, filed on April 20, 2007 and (iv) the Preliminary Prospectus issued April 10, 2007, were distributed during the period April 11, 2007 through 5:00 p.m., Eastern Standard Time, April 20, 2007, as follows:

Registration Statement	Preliminary Prospectus
2 to 2 Underwriters	10,823 to 2 Underwriters
0 to 0 Dealers
294 to 294 Institutions
0 to 0 Others
Total: 2	Total: 11,117

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Distribution and Marketing Company of the North, Inc. (EDENOR) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m. Eastern Standard Time on April 25, 2007, or as soon thereafter as practicable.

Securities and Exchange Commission	2	April 23, 2007

Very truly yours,

J.P. MORGAN SECURITIES INC. CITIGROUP GLOBAL CAPITAL MARKETS INC.

Acting severally on behalf of themselves and the several Underwriters

By:	J.P. MORGAN SECURITIES INC.
By:	/s/ John Bertone
Name: John Bertone
Title: Vice President

By:	CITIGROUP GLOBAL MARKETS INC.
By:	/s/ Hugo Verdegaal
Name: Hugo Verdegaal Title: Managing Director